SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission File Number 333-48402
A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
Lakeland Financial Corporation 401(k) Plan
B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Lakeland Financial Corporation
202 East Center Street, P.O. Box 1387
Warsaw, Indiana 46581-1387

REQUIRED INFORMATION
Audited statements of net assets available for benefits of the Lakeland Financial Corporation 401(k) Plan as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024 are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAKELAND FINANCIAL CORPORATION 401(k) PLAN

Date: June 3, 2025	By:	Lakeland Financial Corporation,as Trustee to the Plan

	By:	/s/ Kyra E. Clark
Kyra E. Clark Senior Vice President, Chief Human Resources Officer Director and Plan Administrator

LAKELAND FINANCIAL CORPORATION 401(k) PLAN
EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
23.1	Consent of Crowe LLP	5
99.1	Financial Statements	6